                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  AMENDMENT #2
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        N-VIRO INTERNATIONAL CORPORATION
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62944W 20 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                             Joan Wills, co-trustee
                               Cooke Family Trust
            600 Boston Neck Road, North Kingstown, Rhode Island 02852
                                 (401) 783-3275
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 11, 2006
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cooke Family Trust, a trust formed under Rhode Island law
     EIN: 05-6093617
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF (trust corpus)
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Rhode Island, U.S.A.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         637,386
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0 shares
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           637,386 shares
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     637,386 shares
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     17.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

This Schedule relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of N-Viro International Corporation (the "Issuer"). The Issuer's principal executive office is located at 3450 W. Central Avenue, Suite 328, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Schedule is being filed by the Cooke Family Trust, a trust organized under the laws of Rhode Island (the "Reporting Person").

(b) The Reporting Person's address is 600 Boston Neck Road, North Kingstown, Rhode Island 02852.

(c) The Reporting Person's present principal business is: investment of the trust corpus.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) Rhode Island

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used trust corpus to acquire the shares. The trust corpus was contributed by the settlor and/or developed from the making of profitable investments.

ITEM 4.     PURPOSE OF TRANSACTION.

(a) The Reporting Person intends, depending upon the circumstances, to purchase and/or acquire additional shares of the Common Stock of the Issuer, both in private transactions and in the open market. The Reporting Person intends, depending upon the circumstances, to sell and/or dispose of shares of the Common Stock of the Issuer. No definitive plan or proposal exists at this time with respect to either, however.

(b)  Not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.

(j)  Not applicable


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of April 13, 2006 N-Viro International Corporation ("N-Viro") had 3,703,059 shares issued and outstanding according to its stock transfer agent. As of the date of this Schedule, the Reporting Person was the legal and beneficial owner of 637,386 shares of Common Stock, which is 17.2% of the issued and outstanding shares of N-Viro's Common Stock. In addition, the Reporting Person owns 220,000 Common Stock Purchase Warrants exercisable to purchase 220,000 shares of N-Viro's Common Stock. Addition of the shares represented by the Warrants, if exercised, would increase the Reporting Person's holdings to 857,386 shares and (after adjusting the number of N-Viro shares issued and outstanding for the issuance of such shares) would represent 21.9%.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 637,386 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 637,386 shares of Common Stock.

(c) The Reporting Person acquired 136,185 shares of N-Viro Common Stock on April 11, 2006 in a private exchange for other securities held by it. There were no other transactions within the past sixty (60) days.

d) Not applicable; no other person is known to have any such right or power.

e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2006

                                            COOKE FAMILY TRUST


                                            /s/ Joan Wills
                                            --------------------------
                                            By: Joan Wills, co-trustee